

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 16, 2016

Jeffrey R. Hines
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17401

Re: **The York Water Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 001-34245**

Dear Mr. Hines:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products